NEWS RELEASE

New York - AG	March 10, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Announces Financial Results for Q4 2021, FY2021 & Quarterly Dividend Payment; Appoints New CFO

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2021. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

Q4 2021 HIGHLIGHTS

•Quarterly revenues reached a new Company record of $204.9 million, representing a 64% increase compared to Q3 2021.
•Recorded free cash flow of $66.4 million primarily due to the sale of 1.4 million ounces of silver held in inventory, higher gold production at Santa Elena due to the introduction of Ermitaño ore to the Santa Elena processing plant in November and record quarterly production at San Dimas.
•Increased mine operating earnings to $40.4 million, compared to $3.5 million in Q3 2021.
•Increased operating cash flows before working capital and taxes to $71.8 million, compared to $22.6 million in Q3 2021.
•Net earnings of ($4.0) million, or EPS of ($0.02).
•Adjusted net earnings of $4.1 million, or $0.02 per share, after excluding non-cash or unusual items.
•Cash costs of $12.32 per payable silver equivalent ounce, representing a 13% decrease compared to Q3 2021.
•All-in sustaining costs (“AISC”) of $17.26 per payable silver equivalent once, representing a 13% decrease compared to Q3 2021.
•Realized an average silver price of $24.18 per payable silver equivalent ounce, representing a 5% increase compared to Q3 2021.
•Ended the quarter with cash and cash equivalents of $237.9 million.

2021 Highlights

•Generated record annual revenues of $584.1 million, representing a 61% increase from 2020, primarily due to the acquisition of the Jerritt Canyon Gold Mine on April 30, 2021 and a 19% increase in the realized average silver price.
•Mine operating earnings of $101.4 million representing a 3% decrease from the previous year due to higher costs at Jerritt Canyon, ramp-up costs at Santa Elena’s Ermitaño mine as well as a stronger Mexican Peso against the US Dollar.
•Operating cash flows before working capital and taxes of $176.8 million.
•Net earnings of ($4.9) million, or basic earnings per share (“EPS”) of ($0.02).
•Adjusted net earnings of $6.0 million, or $0.02 per share, after excluding non-cash or unusual items.
•Cash costs of $13.23 per payable silver equivalent ounce representing a 47% increase compared to 2020 primarily due to higher costs at Jerritt Canyon and Santa Elena.
•All-in sustaining costs (“AISC”) of $18.85 per payable silver equivalent ounce representing a 34% increase compared to the previous year due to higher cash costs, combined with an increase in sustaining costs related to the $10.4 million investment in the tailings storage lift project at Jerritt Canyon which was successfully completed in the fourth quarter of 2021.
•Realized an average silver price of $25.16 per payable silver equivalent ounce, representing a 19% increase compared to 2020.

CEO COMMENTS

“Strong production in the fourth quarter along with the sale of 1.4 million silver ounces from inventory generated record quarterly revenues, significant free cash flow and AISC reductions across most sites,” stated Keith Neumeyer, President and CEO of First Majestic. “One of the most significant drivers to this quarters profitability was the start of initial production from the new Ermitaño mine at Santa Elena which reduced Santa Elena’s overall AISC by 34% to $14.02 per silver equivalent ounce compared to the prior quarter. Furthermore, we anticipate this trend in cost reductions to continue as higher grades and throughputs are achieved at Ermitaño throughout 2022 and 2023. In addition, as a result of the record revenues, our fourth quarter dividend was increased 61% when compared to the prior quarter.”

2021 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2021-Q4	2021-Q3	Change Q4 vs Q3	2021	2020	Change '21 vs '20
Operational
Ore Processed / Tonnes Milled	955,810	943,126	1%	3,339,394	2,213,954	51%
Silver Ounces Produced	3,358,809	3,302,086	2%	12,842,945	11,598,380	11%
Silver Equivalent Ounces Produced	8,561,023	7,319,441	17%	26,855,783	20,379,010	32%
Cash Costs per Silver Equivalent Ounce (1)	$12.32	$14.09	(13%)	$13.23	$9.00	47%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$17.26	$19.93	(13%)	$18.85	$14.03	34%
Total Production Cost per Tonne (1)	$105.37	$106.52	(1%)	$102.77	$79.59	29%
Average Realized Silver Price per Ounce (1)	$24.18	$23.10	5%	25.16	$21.15	19%

Financial (in $millions)
Revenues	$204.9	$124.6	64%	$584.1	$363.9	61%
Mine Operating Earnings	$40.4	$3.5	NM	$101.4	$105.1	(3%)
Net (Loss) Earnings	($4.0)	($18.4)	(78%)	($4.9)	$23.1	(121%)
Operating Cash Flows before Working Capital and Taxes	$71.8	$22.6	NM	$176.8	$107.3	65%
Cash and Cash Equivalents	$237.9	$192.8	23%	$237.9	$238.6	0%
Working Capital (1)	$224.4	$262.5	(15%)	$224.4	$254.4	(12%)
Free Cash Flow (1)	$66.4	($24.7)	NM	($16.9)	$30.7	(155%)

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.02)	($0.07)	(71%)	($0.02)	$0.11	(119%)
Adjusted EPS (1)	$0.02	($0.07)	NM	$0.02	$0.18	(86%)
NM – Not meaningful

(1) The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. For a complete description of how the Company calculates such measures please see pages 45 to 53 in the Company's management discussion and analysis for the fiscal year ended December 31, 2021, filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

2021 FINANCIAL RESULTS

The Company generated record revenues totaling $584.1 million in 2021 due primarily to the addition of the Jerritt Canyon Gold Mine during the second quarter, a 32% increase in payable silver equivalent ounces and a 19% increase in the average realized silver price per ounce which averaged $25.16 per ounce compared to $21.15 per ounce in 2020.

Annual mine operating earnings totaled $101.4 million compared to $105.1 million in 2020. The decrease in mine operating earnings was primarily driven by higher costs at Jerritt Canyon to prepare the mine for higher throughputs and improve plant performance along with increased costs at Santa Elena to prepare the Ermitaño mine for production ramp-up in the fourth quarter of 2021 which was partially offset by an increase in revenue.

Cash flows before movements in working capital and taxes during the year was $176.8 million compared to $107.3 million in the prior year, a 65% increase.

Adjusted EPS (non-GAAP), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income taxes for the year ended December 31, 2021 was $6.0 million, or $0.02 per share compared to $37.4 million, or $0.18 per share in 2020.

The Company ended 2021 with a strong treasury consisting of $237.9 million in cash and cash equivalents and a working capital position of $224.4 million.

FULL YEAR 2021 OPERATIONAL RESULTS

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	822,791	879,060	1,004,144	633,400	3,339,394
Silver Ounces Produced	7,646,898	1,954,492	3,241,555	—	12,842,945
Gold Ounces Produced	81,237	42,088	460	68,567	192,353
Silver Equivalent Ounces Produced	13,525,049	5,041,937	3,274,798	5,013,999	26,855,783
Cash Costs per Silver Equivalent Ounce(1)	$9.01	$15.40	$13.49	$22.21	$13.23
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$12.70	$19.20	$16.66	$28.01	$18.84
Cash cost per Gold Equivalent Ounce(1)	N/A	N/A	N/A	$1,624	N/A
All-in sustaining costs per Gold Equivalent Ounce AuEq Ounce(1)	N/A	N/A	N/A	$2,048	N/A
Total Production Cost per Tonne(1)	$142.00	$85.15	$42.25	$172.20	$102.77
*Cash Cost per Ounce and All-in Sustaining Cost per Ounce are calculated on a per payable silver equivalent ounce basis. For a complete description of how the Company calculates such measures please see pages 45 to 53 in the Company's management discussion and analysis for the fiscal year ended December 31, 2021, filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Total silver production reached 12.8 million ounces slightly missing the lower end of the Company’s revised guidance range of 13.0 to 13.8 million silver ounces. Total gold production reached 192,353 ounces and was within the higher end of the Company’s guidance range of producing between 181,000 to 194,000 ounces. This strong performance was primarily due to the processing of Ermitaño ore at the Santa Elena plant and strong silver and gold grades at San Dimas in the fourth quarter.

Cash cost per silver equivalent ounce in the year was $13.23 compared to $9.00 in 2020. The increase in cash cost per ounce was primarily due to the addition of Jerritt Canyon which had been producing at a higher cash cost since the acquisition. Additionally, there were higher costs at Santa Elena as the Ermitaño mine moved from capital investment into production in November, ahead of schedule.

AISC per silver equivalent ounce in 2021 was $18.84, compared to $14.03 in the previous year. The increase in AISC per was primarily attributed to higher cash costs, combined with an increase in sustaining capital costs related to the $10.4 million investment in the tailings storage lift project at Jerritt Canyon which was completed in the fourth quarter of 2021. The increase in AISC was partially offset by increased production at San Dimas, Santa Elena and Jerritt Canyon during the year.

The Company’s total capital expenditures in 2021 was $219.8 million consisting of $70.2 million for underground development, $69.1 million in exploration (includes $23.1 million in investments at Ermitaño and $7.5 million related to the Springpole Silver Stream agreement), $56.8 million in property, plant and equipment, and $23.7 million in innovation projects. Total investments in 2021, on a mine-by-mine basis, primarily consisted of $56.4 million at San Dimas, $67.5 million at Santa Elena (including $37.3 million for the Ermitaño project), $46.5 million at Jerritt Canyon, $11.4 million at La Encantada and $36.0 million for other strategic projects.

Q4 2021 FINANCIAL RESULTS

Revenues generated in the fourth quarter of 2021 reached a new Company record of $204.9 million, representing a 64% increase compared to the third quarter of 2021, primarily due to the processing of Ermitaño ore through the Santa Elena plant and the sale of 1.4 million silver ounces of inventory previously withheld from the prior quarter.

The average realized silver price averaged $24.18 per ounce during the quarter, a 5% increase compared to $23.10 in the third quarter of 2021.

Mine operating earnings were $40.4 million, compared to $3.5 million in the third quarter of 2021. The increase was primarily attributed to the sale of the silver inventory withheld in the third quarter of 2021.

Operating cash flows before movements in working capital and income taxes were $71.8 million during the quarter compared to $22.6 million in the third quarter of 2021.

The Company recorded net earnings of ($4.0) million (EPS of ($0.02)) compared to ($18.4) million (EPS of ($0.07)) in the third quarter of 2021.

Adjusted net earnings for the fourth quarter was $4.1 million (Adjusted EPS of $0.02) compared to ($18.1) million (Adjusted EPS of ($0.07)) in the third quarter of 2021, after excluding non-cash or non-recurring items.

Q4 2021 OPERATIONAL RESULTS

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	206,738	224,459	268,239	256,374	955,810
Silver Ounces Produced	2,174,353	426,870	757,586	—	3,358,809
Gold Ounces Produced	23,795	19,810	146	23,660	67,411
Silver Equivalent Ounces Produced	4,015,346	1,955,550	768,796	1,821,331	8,561,023
Cash Costs per Silver Equivalent Ounce	$7.98	$11.56	$14.51	$21.71	$12.32
All-in Sustaining Cost per Silver Equivalent Ounce	$11.29	$14.02	$19.41	$26.95	$17.26
Cash cost per Gold Equivalent Ounce	N/A	N/A	N/A	$1,674	N/A
All-In sustaining costs per Gold Equivalent Ounce Ounce	N/A	N/A	N/A	$2,077	N/A
Total Production Cost per Tonne	$146.30	$93.78	$39.70	$151.23	$105.37
For a complete description of how the Company calculates such measures please see pages 45 to 53 in the Company's management discussion and analysis for the fiscal year ended December 31, 2021, filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Total production in the fourth quarter of 2021 reached a record 8.6 million silver equivalent ounces, consisting of 3.4 million ounces of silver and 67,411 ounces of gold. Quarterly silver and gold production increased 2% and 24%, respectively, compared to the prior quarter.

Cash cost per ounce for the quarter decreased 13% to $12.32 per payable silver equivalent ounce when compared to the previous quarter. The decrease in cash cost per silver equivalent ounce was primarily due to an increase in production from San Dimas and Santa Elena.

AISC per ounce in the fourth quarter decreased 13% to $17.26 per ounce when compared to the previous quarter. The decrease in AISC was primarily attributed to an increase in production at San Dimas and Santa Elena as well as lower sustaining capital expenditures in the fourth quarter as expenditures related to the tailings storage lift project at Jerritt Canyon have now been completed.

The Company’s total capital expenditures in the fourth quarter of 2021 were $56.8 million consisting of $17.6 million for underground development, $14.5 million in exploration (includes $6.1 million in investments at Ermitaño), $23.1 million in property, plant and equipment, and $1.6 million in innovation projects. Total investments in the fourth quarter of 2021, on a mine-by-mine basis, primarily consisted of $12.2 million at San Dimas, $20.2 million at Santa Elena (including $13.0 million for the Ermitaño project), $15.9 million at Jerritt Canyon, $3.0 million at La Encantada, and $5.3 million for other strategic projects.

Q4 2021 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0079 per common share for the fourth quarter of 2021. The fourth quarter cash dividend will be paid to holders of record of First Majestic's common shares as of the close of business on March 21, 2022 and will be distributed on or about April 4, 2022.

Under the Company's dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company's net quarterly revenues divided by the Company's then outstanding common shares on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Company is pleased to announce the appointment of David Soares, a seasoned senior mining executive with proven success in leading capital-intensive industrial organizations, as the new Chief Financial Officer effective March 28, 2022.

Mr. Soares recently served as the Chief Financial Officer of Kirkland Lake Gold where he played a key role in leading the development and execution of a strategic plan transforming Kirkland from an Intermediate to a Senior gold producer. Over his career, Mr. Soares has worked with both base and precious metals companies including Xstrata/Glencore, Barrick Gold and Baffinland Iron Ore. Mr. Soares graduated with his Bachelor of Commerce and Finance from the University of Toronto and completed his CPA through the Institute of Chartered Accountants of Ontario. Mr. Soares also holds his MBA through Richard Ivey School of Business at the University of Western Ontario.

“On behalf of First Majestic, I am pleased to welcome David to the executive team,” stated Keith Neumeyer, President & CEO. “His knowledge and previous experiences will play an important role in the growth of the Company, both internally and externally. I would like to thank Andrew Poon, Vice-President of Finance for serving as the Interim Chief Financial Officer over the last three months.”

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; and costs; Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.